Exhibit 99.(a)(5)(B)

Genie Energy Ltd. Completes Exchange Offer

NEWARK, NJ — June 24, 2014:  Genie Energy Ltd., (NYSE: GNE) announced the expiration of its previously disclosed exchange offer of shares of its Class B Common Stock for shares of Series 2012-A Preferred Stock on a one-for-one basis.

The exchange offer expired, as scheduled, at 5:00 p.m., EDT, on Monday, June 23, 2014.  All shares that were validly tendered and not properly withdrawn have been accepted by Genie for exchange.

American Stock Transfer & Trust Company LLC, the exchange agent for the offer, has advised Genie that, based on the preliminary results of the exchange offer, 407,771 shares of Class B Common Stock were tendered and not withdrawn (including 115,282 shares tendered using the procedures for guaranteed delivery), representing approximately 2% of the total outstanding shares of Class B Common Stock.  These amounts are preliminary and subject to verification by the exchange agent. Genie expects to announce final results on or about June 27, 2014.

After the results have been verified, the exchange agent will issue the shares of the Series 2012-A Preferred Stock in exchange for the shares of Class B Common Stock accepted in the exchange offer.

ABOUT GENIE ENERGY LTD.

Genie Energy Ltd. (NYSE: GNE, GNEPRA) is comprised of IDT Energy and Genie Oil and Gas (GOGAS).  IDT Energy is a retail energy provider supplying electricity and natural gas to residential and small business customers primarily in the Eastern United States.  GOGAS is pioneering technologies to produce clean and affordable transportation fuels from the world's abundant oil shales and other fuel resources.  GOGAS resource development projects include a conventional oil and gas exploration program in Israel and in-situ oil shale projects in Colorado, Israel and Mongolia. For more information, visit www.genie.com.

Contact:
Genie Energy Investor Relations
Bill Ulrey
P: (973) 438-3848
E-mail: invest@genie.com